Exhibit 99.1

THE TORONTO-DOMINION BANK

SENIOR DEBT SECURITIES

Distribution Agreement

August 1, 2014

TD Securities (USA) LLC

31 West 52nd Street, 18th Floor

New York, New York 10019

Ladies and Gentlemen:

The Toronto-Dominion Bank, a Canadian chartered bank (the “Bank”), proposes to issue and sell from time to time its senior debt securities (any such securities to be issued from time to time being hereinafter referred to individually as a “Note” and collectively as the “Notes”), and agrees with each Agent as set forth in this Agreement. Each of the terms “the Agents”, “such Agent”, “any Agent”, “an Agent”, “each Agent”, “the Purchasing Agent”, and “the Selling Agent”, when used in this Agreement or in any Terms Agreement (as defined below) or in the Annexes hereto, shall mean TD Securities (USA) LLC (“TD Securities”), together with any Agent appointed by the Bank pursuant to Section 12(b) hereof (individually or collectively, as the context may demand), whether each is acting in its capacity as an Agent or acting in connection with a Secondary Market Transaction (as defined below), except at any time when any other Agent is acting as such hereunder, as contemplated in Section 12 hereof.

The Bank acknowledges and agrees that TD Securities may use the Prospectus (as defined below) in connection with offers and sales of the Notes in market-making transactions as contemplated in the Basic Prospectus (as defined below) under the caption “Plan of Distribution” and in the applicable Product Prospectus Supplement (as defined below) under the caption “Supplemental Plan of Distribution” (“Secondary Market Transactions”). The Bank further acknowledges and agrees that TD Securities is under no obligation to effect any Secondary Market Transactions, and, if it does so, it may discontinue effecting such transactions at any time without providing any notice to the Bank.

Subject to the terms and conditions stated herein and to the reservation by the Bank of the right to sell Notes directly on its own behalf, the Bank hereby (i) appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase Notes from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell Notes directly to any Agent as principal, it will enter into a separate agreement (each a “Terms Agreement”), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular agreement, relating to such sale in accordance with Section 3(b) hereof. This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Notes or an obligation of any of the Agents to purchase Notes as principal.

The Notes will be issued under our senior indenture, dated as of June 30, 2006 (the “Indenture”), between the Bank and The Bank of New York Mellon (formerly known as The

Bank of New York), as trustee (the “Trustee”), and as further amended or supplemented from time to time. The Notes shall have such terms, including the right (if any) to repayment of principal, the right (if any) to payment of interest, redemption provisions (if any) and other terms set forth in the Prospectus (as defined below) as it may be amended or supplemented from time to time. The Notes will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.

1. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each Agent the following; provided, however, that as of the date hereof (the “Commencement Date”) the Bank does not represent and warrant with respect to the Time of Sale (as defined below), the Time of Sale Information (as defined below) or the Issuer Free Writing Prospectus (as defined below) that:

(a) the Bank meets the requirements for use of Form F-3 (“Form F-3”) under the Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Act”), and has filed a registration statement including a prospectus on Form F-3 (File No. 333-197364) in respect of Notes with the Commission; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, are hereinafter called the “Registration Statement”; such Registration Statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Agents, have been declared effective by the Commission in such form; as of the Commencement Date, no other document with respect to such Registration Statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness and available on the Commission’s website; and no stop order suspending the effectiveness of such Registration Statement or any post-effective amendment thereto has been issued, and no proceeding for that purpose or pursuant to Section 8A of the Act against the Bank or related to the offering of the Notes has been initiated or, to the knowledge of the Bank, threatened by the Commission.

The prospectus covering the Notes dated July 28, 2014, included in such Registration Statement, in the form first used to confirm sales of the Notes (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Basic Prospectus”; the Basic Prospectus, as may be supplemented, for a particular type of the Notes, by a product prospectus supplement specifically relating to that type of such Notes (a “Product Prospectus Supplement”), in the form first used to confirm sales of such Notes (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act), is hereinafter referred to as a “Product Prospectus”; the relevant Product Prospectus, as supplemented by a pricing supplement that sets forth only the terms of a particular issue of the Notes (a “Pricing Supplement”), in the form first used to confirm sales of such Notes (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Prospectus”; the term “Preliminary Prospectus”

means any preliminary form of the Prospectus; unless otherwise specified, any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the date of such Preliminary Prospectus or the Prospectus, as the case may be; unless otherwise specified, any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”), and are incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; and, unless otherwise specified, any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Notes in the form in which it is filed with the Commission in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;

(b) with respect to each issue of the Notes, at the applicable Time of Sale (as defined herein), the Bank will have prepared the following information (collectively with the information referred to in the next succeeding sentence, the “Time of Sale Information”): the Preliminary Prospectus and each free-writing prospectus (as defined pursuant to Rule 405 under the Act) listed in the applicable Terms Agreement or other agreement in respect of a specific offering of Notes in the form of Schedule II to Annex I hereto; in addition, you have informed us that the Agents may orally provide the pricing information set out on Schedule II to Annex I hereto to prospective purchasers prior to confirming sales. If, subsequent to the date of the applicable Terms Agreement, the Bank and the Agents have determined that such Time of Sale Information included an untrue statement of any fact that would be material to a holder of Notes (a “Material Fact”) or omitted a statement of a Material Fact necessary to make the information therein, in the light of the circumstances under which it was made, not misleading and have agreed to provide an opportunity to purchasers of the Notes to terminate their old purchase contracts and enter into new purchase contracts, then “Time of Sale Information” will refer to the information available to purchasers at the time of entry into the first such new purchase contract. As used herein, the term “Time of Sale” in respect of a particular issue of the Notes means the time specified in the applicable Terms Agreement or, if no Terms Agreement exists for a particular issue of the Notes, the time immediately prior to the time of the first sale by an Agent of any Notes with regard to such particular issue of the Notes;

(c) the documents incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, as amended or supplemented, when they were filed with the Commission, complied in all material respects with the requirements of the Act and the Exchange Act, as applicable, and none of such documents, as of their respective issue dates, contained an untrue statement of a Material Fact or omitted to state a Material Fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Time of Sale Information or the Prospectus or any further amendment or supplement thereto, when such documents are filed with the Commission, will comply in all material respects with the Act and the Exchange Act, as applicable, and will not contain an untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information delivered in writing to the Bank by or on behalf of an Agent expressly for use in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented relating to a particular issuance of Notes, it being understood and agreed that the only such information delivered to the Bank by or on behalf of any Agent consists of the information listed in Section 9(b) hereof (the “Agent Information”); and no such documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of the applicable Terms Agreement and prior to the execution of such Terms Agreement, except as set forth in such Terms Agreement;

(d) the Registration Statement, the Time of Sale Information and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Act and, if applicable, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the Registration Statement and such amendment, contain an untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates, contain any untrue statement of a Material Fact or omit to state a Material Fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with the Agent Information or (ii) that part of the Registration Statement that shall constitute the Statement of Eligibility under the Trust Indenture Act (Form T-1) of the Trustee;

(e) the Time of Sale Information, at the Time of Sale did not, and at the Time of Delivery (as defined herein), will not, contain any untrue statement of a Material Fact or omit to state a Material Fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Agent Information;

(f) other than the Preliminary Prospectus and the Prospectus, each as amended and supplemented, the Bank (including its agents and representatives, other than the Agents in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Notes (each such communication by the Bank or its agents and representatives, other than a communication referred to in clause (i) below, an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10) of the Act or Rule 134 under the Act or (ii) the documents listed on Schedule II to the applicable Terms Agreement and other written communications (including any broadly available road show) approved in writing in advance by the Agents. The term, “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Act that has been made available without restriction to any person. Each such Issuer Free Writing Prospectus complied in all material respects with the Act, has been filed in accordance with the Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus, as amended and supplemented, most recently filed prior to first use of such Issuer Free Writing Prospectus, did not, and at the Time of Delivery will not, contain any untrue statement of a Material Fact or omit to state a Material Fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Agent delivered in writing to the Bank by or on behalf of the Agents expressly for use in any Issuer Free Writing Prospectus;

(g) the Bank (A) is duly incorporated and validly existing under the laws of Canada, with full power and authority to conduct its business as described in the Time of Sale Information and the Prospectus, and is lawfully qualified in all material respects to do business in those jurisdictions in which business is conducted by it, except as would not, individually or in the aggregate, have a Material Adverse Effect; (B) has the requisite corporate power and authority to execute and deliver this Agreement and any Terms Agreement to be entered into in respect of the Notes; (C) has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Information and the Prospectus, except as would not, individually or in the aggregate, have a Material Adverse Effect; and (D) has duly authorized, executed and delivered this Agreement and will have authorized, executed and delivered any Terms Agreement entered into in respect of the Notes, and this Agreement and any such Terms Agreement constitutes and will constitute, as the case may be, valid and legally binding agreements of the Bank enforceable in accordance with their terms, except as rights to indemnity or contribution may be limited by applicable law and subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles; for purposes of this Agreement, the term “Material Adverse Effect” shall mean any material adverse effect on the condition, financial position, business or results of operations of the Bank and its subsidiaries, taken as a whole;

(h) the Bank is not required to register as an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is required to be registered under Section 8 of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, “Investment Company Act”);

(i) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an “Auditor”) were independent registered chartered accountants for the period covered by such financial statements as required by the Act, the Exchange Act and the Bank Act (Canada);

(j) the Bank’s consolidated financial statements incorporated by reference in the Registration Statement or included, in whole or in part, in the Prospectus (and any amendments or supplements thereto), the Time of Sale Information and the Prospectus, together with related schedules and notes, comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Bank Act (Canada), as applicable, and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related notes have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (collectively, “IFRS”), consistently applied throughout the periods involved, except as may be disclosed therein; the supporting schedules, if any, included in the Registration Statement, the Time of Sale Information and the Prospectus fairly present, in all material respects, the information required to be stated therein in accordance with IFRS; and the other financial and statistical information and data set forth in the Registration Statement (and any amendment or supplement thereto), the Time of Sale Information and the Prospectus are, in all material respects, accurately presented and prepared on a basis consistent with the books and records of the Bank and its subsidiaries; and any pro forma financial information and the related notes thereto included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus have been prepared in accordance with the applicable requirements of the Act and the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement, the Time of Sale Information and the Prospectus;

(k) the Notes have been duly authorized, and, when the Notes are issued and delivered pursuant to this Agreement and any Terms Agreement, the Notes will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and the Indenture constitutes a valid and legally binding instrument of the Bank, enforceable in accordance with its terms against the Bank, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights, to general equity principles and to an implied covenant of good faith and fair dealing; and the Indenture conforms, and the Notes of any particular issuance of Notes will conform, to the descriptions thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus as amended or supplemented to relate to such issuance of Notes in all material respects;

(l) the execution and delivery of this Agreement and any Terms Agreement, the creation and issue of the Notes and the sale of the Notes and the consummation of the transactions contemplated by this Agreement and any Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Bank, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of Canada or any political subdivision thereof or any applicable United States federal or New York State law, rule, regulation, judgment, order or decree of any United States federal or New York State government, governmental body or court having jurisdiction over it;

(m) no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the issue, offer and sale of the Notes by the Bank to the Agents in accordance with this Agreement and any Terms Agreement or the Indenture, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as have been obtained under the Act and the Trust Indenture Act and (ii) as may be required under any applicable U.S. Federal or state securities laws or any applicable Canadian securities laws in connection with the purchase and distribution of the Notes by the Agents;

(n) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus as amended or supplemented (exclusive of any amendments or supplements thereto subsequent to the date of the applicable Terms Agreement);

(o) there are no legal or governmental actions, suits or proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented and are not so described;

(p) at the earliest time after the filing of the Registration Statement that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Notes, and at the time of signing of the applicable Terms Agreement, the Bank was not an “ineligible issuer” as defined in Rule 405 under the Act; and

(q) the Notes are not being issued for the purpose of funding any operations in, financing any investment or activities in or making any payments to any country or to any person targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

2. Representations and Warranties of the Agents. Each Agent also represents, and warrants to, and agrees with, the Bank, that:

(a) it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or possesses or distributes the Preliminary Prospectus or the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales;

(b) it will comply in all material respects with (i) the selling restrictions set forth in the Product Prospectus Supplement under the caption “Supplemental Plan of Distribution (Conflicts of Interest)—Selling Restrictions” and (ii) any additional selling restrictions set forth in the applicable Pricing Supplement; and

(c) it will not offer or sell any Notes acquired pursuant to this Agreement or any Terms Agreement, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any Notes that may be entered into by such Agent.

With regard to each Note, the applicable purchaser will be required to comply with those restrictions that the Bank and the applicable purchaser shall agree and as shall be set out in the applicable Pricing Supplement.

3. Appointment as Agents.

(a) On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Note or Notes from the Bank upon the terms and conditions set forth in the Time of Sale Information and the Prospectus as amended or supplemented from time to time. Each Agent shall solicit offers to purchase only Notes having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct such Agent. The appointment of the Agents hereunder is not exclusive and the Bank may from time to time offer Notes for sale otherwise than to or through an Agent. It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of Notes, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree. These provisions shall not limit Section 5(f) hereof or any similar provision included in any Terms Agreement.

Procedural details relating to the issue and delivery of Notes, the solicitation of offers to purchase Notes and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the “Administrative Procedures”). The provisions of the Administrative Procedures (except as otherwise stated in the applicable Terms Agreement) shall apply to all transactions contemplated hereunder. Each of the Agents and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Administrative Procedures. The Bank will deliver to the Trustee a copy of the Administrative Procedures as from time to time in effect.

The Bank reserves the right, in its sole discretion, at any time when the Bank has instructed any Agent to solicit offers to purchase the Notes, to instruct such Agent to suspend, for any period of time or permanently, the solicitation of offers to purchase the Notes. As soon as practicable, but in any event not later than the close of business in New York City on the day (which shall be, for the avoidance of doubt, a business day) of receipt of notice from the Bank, such Agent will suspend solicitation of offers to purchase Notes from the Bank until such time as the Bank has instructed such Agent to resume such solicitation. During such period, the Bank shall not be required to comply with the provisions of Sections 5(h), 5(i), 5(j), 5(k) and 5(l) with regard to such Agent. Upon advising such Agent that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any) required to be delivered by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), and such Agent shall have no obligation to solicit offers to purchase the Notes until such documents have been received by such Agent. In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), with regard to any Agent shall automatically terminate such Agent’s obligations hereunder, including its obligations to solicit offers to purchase the Notes hereunder as agent or to purchase Notes hereunder as principal.

The Bank agrees to pay each Agent a commission, at the time of settlement of any sale of a Note by the Bank as a result of a solicitation made by such Agent, in an amount equal to between 0.0% and 2.0% of the principal amount of such Note sold, depending upon the stated maturity of such Note, or in such other amount as may be agreed between the Agent and the Bank and as set forth in the Prospectus as amended and supplemented under the caption “Supplemental Plan of Distribution (Conflicts of Interest)”.

(b) Each sale of Notes by the Bank to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and such Agent shall otherwise agree) the applicable Terms Agreement which will provide for the sale of such Notes by the Bank to, and the purchase thereof by, such Agent; such Terms Agreement may also specify certain provisions relating to the reoffering of such Notes by such Agent; the commitment of any Agent to purchase Notes as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth; each Terms Agreement shall specify the principal amount of Notes to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Notes, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Notes and the time and date and place of delivery of and payment for such Notes; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 5 hereof and such Terms Agreement may also include such other provisions (including provisions that modify this Agreement insofar as it sets forth the agreement between the Bank and such Agent) as the Bank and such Agent may agree upon. Unless otherwise specified in the applicable Terms Agreement, each Agent proposes to offer Notes purchased by it as principal from the Bank for sale at prevailing market prices or prices related thereto at the time of sale, which may be equal to, greater than or less than the price at which such Notes are purchased by such Agent from the Bank.

For each sale of Notes by the Bank to an Agent as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section 3(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between such Agent and the Bank).

Each time and date of delivery of and payment for Notes to be purchased from the Bank by an Agent as principal, whether set forth in a Terms Agreement or in accordance with the Administrative Procedures, is referred to herein as a “Time of Delivery”.

(c) Each Agent agrees, with respect to any Note denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any Terms Agreement or otherwise (including, in the case of TD Securities, in any Secondary Market Transaction), not to solicit offers to purchase or otherwise offer, sell or deliver such Note, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.

4. Commencement Date. The documents required to be delivered pursuant to Section 8 hereof on the Commencement Date shall be delivered to the Agents at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, at 5:00 p.m., New York City time, on the Commencement Date.

5. Certain Agreements of the Bank. The Bank agrees with each Agent:

(a) (i) that the Bank will file a Product Prospectus, the Preliminary Prospectus and the Prospectus, each as amended and supplemented in a form approved by the Lead Agent, with the Commission within the time periods specified by the Act, will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Act and will file all reports and other information required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, within the time period set forth in the Exchange Act, subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Notes; for purposes of this Agreement, “Lead Agent” shall mean TD Securities, or the lead Agent that may be approved by the Bank for the relevant offer and sale of the Notes if not TD Securities;

(ii) to make no amendment or supplement to the Registration Statement, the Basic Prospectus, any Product Prospectus, the Time of Sale Information or the Prospectus (A) prior to the Commencement Date which shall be disapproved by the Lead Agent promptly after reasonable notice thereof, (B) except as required by law (including reports and other documents required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act), after the date of any Terms Agreement or other agreement by the Lead Agent to purchase Notes as principal and prior to the related Time of Delivery if such amendment or supplement is reasonably objected to by the Lead Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof or (C) during the period beginning on the Commencement Date and continuing for as long as may be required under applicable law, except as required by law (including reports and other documents required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act), in the reasonable judgment of TD Securities after consultation with the Bank, in order to offer and sell any Notes in Secondary Market Transactions as contemplated by the Prospectus (the “Secondary Transactions Period”), which shall be disapproved by TD Securities promptly after reasonable notice thereof;

(iii) that before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, the Bank will deliver to the Agents and counsel for the Agents a copy of the proposed Issuer Free Writing Prospectus for review and, except as required by law, will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus to which the Lead Agent reasonably objects;

(iv) to prepare, with respect to any Notes to be sold through or to an Agent pursuant to this Agreement, a Pricing Supplement with respect to such Notes in a form previously approved by the Lead Agent and to file such Pricing Supplement (or components thereof, as the case may be) with the Commission within such time as may be required by the Act;

(v) notwithstanding anything in this Agreement to the contrary, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Notes (including, in the case of TD Securities, in any Secondary Market Transactions during the Secondary Transactions Period), to advise the Agents (with confirmation in writing), promptly after it receives notice thereof, of (a) the time when any amendment to the Registration Statement, the Preliminary Prospectus or the Prospectus has been filed or becomes effective or any supplement to the Preliminary Prospectus, the Prospectus or any amendment thereof, or any Issuer Free Writing Prospectus has been filed with the Commission, in each case if not available on the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), (b) the issuance by the Commission of any stop order or of any order preventing or suspending the effectiveness or the use of any prospectus relating to the Notes or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Act, (c) the suspension of the qualification of the Notes for offering or sale in any jurisdiction, (d) the initiation or threatening of any proceeding for any such purpose, or (e) other than in each case with respect to any report filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, any request by the Commission for the amending or supplementing of the Registration Statement, the Preliminary Prospectus or the Prospectus or for additional information relating to the Notes, the Registration Statement, the Preliminary Prospectus or the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; and

(vi) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any Preliminary Prospectus or the Prospectus relating to the Notes or suspending any such qualification (or if any such action is known to be pending), to use promptly its reasonable best efforts to obtain its withdrawal (or prevent its issuance).

(b) from time to time to take such action as the Lead Agent may reasonably request to qualify the Notes for offering and sale under the securities laws of such states of the United States of America as such Lead Agent may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Notes (including, in the case of TD Securities, in any Secondary Market Transactions during the Secondary Transactions Period), provided that in connection therewith the Bank shall not be required to file a prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction;

(c) (i) during the Prospectus Delivery Period (as defined below), to deliver such Agent with copies of the Prospectus as amended or supplemented (other than any Pricing Supplement (except as provided in the Administrative Procedures)) and of each Issuer Free Writing Prospectus in such quantities as such Agent may reasonably request; as used herein, the term “Prospectus Delivery Period” means such period of time within which a prospectus relating to the Notes is required by law to be delivered (or required to be delivered but for Rule 172 under the Act) in connection with sales of the Notes by any Agent or dealer;

(ii) (a) if the delivery of a Prospectus is required at any time prior to six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the Notes (including Notes purchased from the Bank by such Agent as principal and including, in the case of TD Securities, in any Secondary Market Transactions during the Secondary Transactions Period), and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a Material Fact or omit to state any Material Fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or it shall be necessary during such same period to amend or supplement the Prospectus to comply with the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to notify such Agent and request such Agent, in its capacity as agent of the Bank, to suspend solicitation of offers to purchase Notes from the Bank (and, if so notified, such Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day in New York City later); and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or, if applicable, the

Trust Indenture Act, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if within such period the Bank has sold Notes to one or more Agents as principal pursuant to a Terms Agreement, the Bank shall be required to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or, if applicable, the Trust Indenture Act and (B) if at any time prior to the Time of Delivery (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a Material Fact or omit to state any Material Fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Bank will immediately notify the Agents thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and deliver to the Agents and to such dealers as the Agents may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not include any untrue statement of a Material Fact or omit to state any Material Fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or so that the Time of Sale Information will comply with law;

(iii) notwithstanding paragraph (ii) above, if during the period specified in such paragraph such Agent continues to own Notes purchased from the Bank by such Agent as principal or such Agent is otherwise required to deliver a prospectus in respect of transactions in the Notes (including, in the case of TD Securities, in any Secondary Market Transactions during the Secondary Transactions Period), to promptly prepare and file with the Commission such an amendment or supplement and deliver without charge to such Agent as many copies as it may from time to time during such period reasonably request of such amendment or supplement; provided, however, that the Bank may elect, upon notice to TD Securities, not to comply with this paragraph (iii) with respect to any Secondary Market Transaction, but only for a period or periods that the Bank reasonably determines are necessary in order to avoid premature disclosure of material, non-public information, unless, notwithstanding such election, such disclosure would otherwise be required under this Agreement. Upon receipt of any such notice, TD Securities shall cease using the Prospectus or any amendment or supplement thereto in connection with Secondary Market Transactions until it receives notice from the Bank that it may resume using such document (or such document as it may be amended or supplemented);

(d) if not available on EDGAR, the Bank will make generally available to its security holders and the Agents as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;

(e) so long as any Notes are outstanding, if not available on EDGAR, to deliver to such Agent copies of all reports or other communications (financial or other) delivered to stockholders generally, and to deliver to such Agent as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Bank is listed;

(f) that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with such Agent or other agreement by such Agent to purchase Notes as principal and continuing to and including the related Time of Delivery, the Bank will not, without the prior written consent of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which are substantially similar to the Notes except pursuant to this Agreement or any Terms Agreement, or except in an offering of Notes that are not and are not required to be registered under the Act or except in connection with a firm commitment underwriting pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities (other than in Secondary Market Transactions);

(g) that each acceptance by the Bank of an offer to purchase Notes hereunder (including any purchase from the Bank by such Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by the Bank of a Terms Agreement with such Agent, shall be deemed to be an affirmation to such Agent that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Notes relating to such acceptance or as of the Time of Sale or the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented relating to such Notes);

(h) that each time (i) an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) any Report on Form 6-K of the Bank containing annual or interim financial statements is filed with the Commission, (iii) the Registration Statement, the Time of Sale Information or the Prospectus has been amended or supplemented under the Act (other than by an amendment or supplement providing solely for interest rates, maturity dates or other terms of the Notes or similar changes or an amendment or supplement which relates exclusively to an offering of securities other than the Notes), or (iv) the Bank sells Notes to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Morrison & Foerster LLP as a condition to the purchase of Notes pursuant to such Terms Agreement, the Bank shall deliver to such counsel such papers and information as they may reasonably request to enable them to deliver to such Agent the opinion or opinions, dated the date of such report, amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, of the same tenor as the opinion or opinions referred to in Section 8(d) hereof;

(i) that reasonably promptly after each time (i) an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) any Report on Form 6-K of the Bank containing annual or interim financial statements is filed with the Commission, (iii) the Registration Statement, the Time of Sale Information or the Prospectus has been amended or supplemented under the Act (other than by an amendment or supplement providing solely for interest rates, maturity dates or other terms of the Notes or similar changes or an amendment or supplement which relates exclusively to an offering of securities other than the Notes), or (iv) the Bank sells Notes to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(i) as a condition to the purchase of Notes pursuant to such Terms Agreement, the Bank shall cause McCarthy Tétrault LLP, Canadian counsel for the Bank, to deliver to such Agent a written opinion, dated the date of such report, amendment, supplement or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(b) hereof which was last delivered to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(b) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

(j) that reasonably promptly after each time (i) an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) any Report on Form 6-K of the Bank containing annual or interim financial statements is filed with the Commission, (iii) the Registration Statement, the Time of Sale Information or the Prospectus has been amended or supplemented under the Act (other than by an amendment or supplement providing solely for interest rates, maturity dates or other terms of the Notes or similar changes or an amendment or supplement which relates exclusively to an offering of securities other than the Notes), or (iv) the Bank sells Notes to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(j) as a condition to the purchase of Notes pursuant to such Terms Agreement, the Bank shall cause Simpson Thacher & Bartlett LLP, United States counsel for the Bank, to deliver to such Agent a written opinion, dated the date of such report, amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(c) hereof which was last delivered to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(c) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

(k) that reasonably promptly after each time (i) an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) any Report on Form 6-K of the Bank containing annual or interim financial statements is filed with the Commission, (iii) the Registration Statement, the Time of Sale Information or the Prospectus has been amended or supplemented under the Act (other than by an amendment or supplement providing solely for interest rates, maturity dates or other terms of the Notes or similar changes or an amendment or supplement which relates exclusively to an offering of securities other than the Notes), or (iv) the Bank sells Notes to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the time and date of delivery of a letter under this Section 5(k) as a condition to the purchase of Notes pursuant to such Terms Agreement, the Bank shall cause the Auditors to deliver to such Agent a letter, dated the date of such report, amendment, supplement or incorporation, the Time of Sale or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, of the same tenor as the letter referred to in Section 8(e) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 8(e) hereof which was last delivered to such Agent;

(l) that reasonably promptly after each time (i) an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) any Report on Form 6-K of the Bank containing annual or interim financial statements is filed with the Commission, (iii) the Registration Statement, the Time of Sale Information or the Prospectus has been amended or supplemented under the Act (other than by an amendment or supplement providing solely for interest rates, maturity dates or other terms of the Notes or similar changes or an amendment or supplement which relates exclusively to an offering of securities other than the Notes), or (iv) the Bank sells Notes to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section 5(l) as a condition to the purchase of Notes pursuant to such Terms Agreement, the Bank shall deliver or cause to be delivered forthwith to such Agent a certificate signed by an authorized officer (with a title of “Associate Vice President” or higher) of the Bank, dated the date of such report, supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 8(g) hereof which was last delivered to such Agent are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in Section 8(g) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date; and

(m) the Bank acknowledges and agrees that the Agents are acting solely in the capacity of an arm’s length contractual counterparty to the Bank with respect to the offering of Notes contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to the Bank or any other person; additionally, no Agent is advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; the Bank shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Bank with respect thereto; any review by the Agents of the Bank, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Bank.

6. Certain Agreements of the Agents. Each Agent hereby represents and agrees that:

(a) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) a free writing prospectus not required to be filed by the Bank with the Commission or retained by the Bank under Rule 433 under the Act, (ii) any Issuer Free Writing Prospectus listed on Schedule II to the applicable Terms Agreement or other agreement in respect of a specific offering of Notes in the form of Schedule II to such Terms Agreement or prepared pursuant to Section 5(a) hereof or (iii) any free writing prospectus prepared by an Agent and approved by the Bank in advance in writing;

(b) it has not and will not distribute any free writing prospectus referred to in clause (a)(i) above in a manner reasonably designed to lead to its broad unrestricted dissemination;

(c) it has not and will not, without the prior written consent of the Bank, use any free writing prospectus that contains the final terms of the Notes unless such terms have previously been included in a free writing prospectus filed with the Commission; provided that Agents may use a term sheet substantially in the form of Schedule III to the applicable Terms Agreement, and a Bloomberg term sheet that contains some or all of the information in Schedule III to such Terms Agreement, without the consent of the Bank; provided further that any Agent using such agreed term sheet shall notify the Bank, and provide a copy of such term sheet to the Bank, prior to, or substantially concurrently with, the first use of such term sheet;

(d) it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Act; and

(e) it is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Bank if any such proceeding against it is initiated during the Prospectus Delivery Period).

7. Payment of Certain Expenses. The Bank covenants and agrees with each Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Notes under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Product Prospectus, any Preliminary Prospectus, the Prospectus, any Pricing Supplements, any Issuer Free Writing Prospectus, any Time of Sale Information and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the cost of printing or producing this Agreement, any Terms Agreement, any Indenture, any blue sky memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Notes; (iii) all expenses in connection with the qualification of the Notes for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Agents in connection with such qualification and in connection with any blue sky memorandum; (iv) any fees charged by securities rating services for rating the Notes; (v) any filing fees incident to, and the fees and disbursements of counsel for the Agents in connection with, any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Notes; (vi) the cost of preparing the Notes; (vii) the fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Bank and the fees and disbursements of counsel for the Trustee or such agent in connection with the Indenture and the Notes; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agents will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Notes by them, and any advertising expenses connected with any offers they may make.

8. Conditions to the Obligations of the Agents. The obligation of any Agent, as agent of the Bank, at any time (“Solicitation Time”) to solicit offers to purchase the Notes from the Bank and the obligation of any Agent to purchase Notes from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent’s discretion, to the condition that all representations and warranties and other statements of the Bank herein (and, in the case of an obligation of an Agent under a Terms Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(l) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of Agent Purchase, as the case may be (“Time of Agent Purchase” shall mean, with respect to any obligation of an Agent to purchase Notes as principal, the time when the applicable Terms Agreement becomes effective or if there is no Terms Agreement, the time when the Agent otherwise becomes committed to purchase the Notes); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the Bank shall have performed all of its obligations hereunder and under any applicable Terms Agreement theretofore to be performed; and the following additional conditions:

(a) (i) the Registration Statement (or if a post-effective amendment thereto is required to be filed under the Act, such post-effective amendment) shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Act shall be pending before or threatened by the Commission; the Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Lead Agent; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Registration Statement, the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (exclusive of any amendments or supplements thereto prior to the Solicitation Time or Time of Delivery, as the case may be), which, in the reasonable judgment of the Lead Agent, makes it impracticable to proceed with the solicitation by such Agent of offers to purchase Notes from the Bank or the purchase by such Agent of Notes from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the applicable Terms Agreement, Registration Statement, the Time of Sale Information and the Prospectus as first amended or supplemented relating to the Notes to be delivered at the applicable Time of Delivery.

(b) McCarthy Tétrault LLP, Canadian counsel for the Bank, shall have delivered to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, and substantially in the form attached hereto as Annex IV. Notwithstanding the foregoing, such letter delivered on the Commencement Date shall refer to a Product Prospectus in place of the Prospectus.

(c) Simpson Thacher & Bartlett LLP, United States counsel for the Bank, shall have delivered to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, and substantially in the form attached hereto as Annex V.

(d) Morrison & Foerster LLP, counsel for the Agents, shall have delivered to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent with respect to the Registration Statement, the Prospectus, the Time of Sale Information, the Notes and such other matters that such Agent may reasonably request.

(e) On the Commencement Date and on each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, such Agent shall have received, in form and substance reasonably satisfactory to the Agents, from the Auditor, constituting statements and information of the type ordinarily included in accountants’ “comfort letters” to Agents with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus.

(f) On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States; (iii) a general moratorium on commercial banking activities in The City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of America, which, in the reasonable judgment of the Lead Agent makes it impracticable to proceed with the solicitation of offers to purchase Notes or the purchase of the Notes from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Notes to be delivered at the applicable Time of Delivery.

(g) the Bank shall have delivered or caused to be delivered to such Agent a certificate signed by an authorized officer (with a title of “Associate Vice President” or higher) of the Bank dated the Commencement Date and each applicable date referred to in Section 5(l) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 8(a)(i), (ii) and (iii) hereof and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.

9. Indemnification and Contribution.

(a) the Bank agrees to indemnify and hold harmless each Agent, its affiliates, directors and officers and each person, if any, who controls any Agent within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a Material Fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information or caused by any omission or alleged omission to state therein a Material Fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except with respect to such Agent insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon the information relating to such Agent furnished in writing by such Agent expressly for use in the Registration Statement, any Preliminary Prospectus, the Prospectus as amended or supplement or any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information (the “Agent Information”). The indemnity agreement set forth in this Section 9(a) shall be in addition to any liabilities that the Bank may otherwise have.

(b) Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Agent, but only with reference to the Agent Information. The indemnity agreement set forth in this Section 9(b) shall be in addition to any liabilities that the Selling Agents may otherwise have.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to notify promptly the indemnifying party will not relieve it from liability unless and to the extent that such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to such indemnified party or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 9(a) and by the Bank in the case of parties indemnified pursuant to Section 9(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) If the indemnification provided for in Sections 9(a) and 9(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and the Agents on the other, from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Agents on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Agents on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Agents, in each case as set forth in the table on the cover page of the Prospectus as amended or supplemented. The relative fault of the Bank and of the Agents shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a Material Fact or the omission or alleged omission to state a Material Fact relates to information supplied by the Bank or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) the Bank and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Agent shall be required to contribute any amount in excess of the underwriting commissions received by such Agent in connection with the Notes sold by it. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 9 are several in proportion to their respective underwriting commitments. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

10. Agency. Each Agent, in soliciting offers to purchase Notes from the Bank and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Bank and not as principal. Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Notes from the Bank was solicited by such Agent and has been accepted by the Bank, but such Agent shall not have any liability to the Bank in the event such purchase is not consummated for any reason. If the Bank shall default on its obligation to deliver Notes to a purchaser whose offer it has accepted, the Bank shall (i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.

11. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Agents, as set forth in Sections 1, 2, 7 and 9 hereof or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any (i) termination of this Agreement or (ii) investigation (or any statement as to the results thereof) made by or on behalf of any Agent or any controlling person of any Agent, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for any of the Notes.

12. Suspension or Termination; Additional Agents; Amendments.

(a) The provisions of this Agreement relating to the solicitation of offers to purchase Notes from the Bank may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Notes which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination (including all Notes that may be the subject of a Secondary Market Transaction at any time during the Secondary Transactions Period) and (z) in any event, this Agreement shall remain in full force and effect insofar as Sections 7, 9, 10 and 11 hereof are concerned.

(b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in a writing, in the form of letter attached hereto as Annex III, signed by the Bank and the party so appointed (the “Appointment Letter”). Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment. The Bank shall deliver a copy of such appointment to each other Agent promptly after it becomes effective.

(c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Notes from time to time without consent of, or notice to, any Agent.

(d) The Bank and any Agent may amend any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment shall be made in a writing signed by the Bank and each Agent that is a party to such amendment. In the event of such amendment, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment (without giving effect to such amendment with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 12.

13. Default by Agent. The following terms shall apply to any Terms Agreement if provided for therein:

(a) if any Agent shall default in its obligation to purchase the Notes which it has agreed to purchase pursuant to such Terms Agreement, the representatives named in such Terms Agreement may in their discretion arrange for the representatives or another party or other parties to purchase such Notes on the terms provided by such Terms Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Notes, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the representatives to purchase such Notes on such terms. In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Notes, or the Bank notifies the representatives that it has so arranged for the purchase of such Notes, the representatives or the Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Time of Sale Information or the Prospectus which in the representatives’ opinion may thereby be made necessary. The term “Agent” as used with respect to such Terms Agreement shall include any person substituted under this Section 13 (if applicable) with like effect as if such person had originally been a party to such Terms Agreement;

(b) if, after giving effect to any arrangements for the purchase of the Notes of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Notes which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Notes covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent to purchase the principal amount of Notes which such Agent agreed to purchase pursuant to such Terms Agreement and, in addition, to require each non-defaulting Agent to purchase its pro rata share (based on the principal amount of Notes which such Agent agreed to purchase pursuant to such Terms Agreement) of the Notes of such defaulting Agent or Agents for which such arrangements have not been made; but nothing herein shall relieve a defaulting Agent from liability for its default; and

(c) if, after giving effect to any arrangements for the purchase of the Notes of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of Notes pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Notes under such Terms Agreement, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Agents to purchase Notes of a defaulting Agent or Agents, then such Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 7 hereof incorporated therein by reference and the indemnity and contribution agreement in Section 9 hereof incorporated therein by reference; but nothing herein shall relieve a defaulting Agent from liability for its default.

14. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agents shall be delivered or sent by mail, telex or facsimile transmission to the address of TD Securities (USA) LLC, 31 West 52nd Street, New York, New York 10019, Attention: Structured Notes Desk; and to any other Agents at the addresses set forth in their letter of appointment delivered in accordance with Section 12; and if to the Bank shall be delivered to the address of the Bank set forth in the Registration Statement: Attention: General Counsel; provided, however, that any notice to an Agent pursuant to this Agreement shall be delivered or sent by mail or facsimile transmission to such Agent at its address set forth in its Agents’ questionnaire, which address will be supplied to the Bank by such Agent upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

15. Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Bank, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

16. Successors. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent and the Bank, and to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Bank and each person who controls any Agent or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Notes through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.

17. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms Agreement or the transactions contemplated hereby and thereby may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may lawfully do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed Glenn Gibson, The Toronto-Dominion Bank, 31 West 52nd Street, New York, New York 10019-6101, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

18. Business Day. Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

19. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the applicable Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

20. Governing Law. This Agreement and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

21. Counterparts. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours,

THE TORONTO-DOMINION BANK

By:	/s/ Dan Carr
	Name:	Dan Carr
	Title:	Managing Director, TD Securities

Accepted as of the date hereof:

TD SECURITIES (USA) LLC

By:	/s/ Greg Young
Name: Greg Young
Title: Managing Director

[Signature Page to Distribution Agreement]

ANNEX I

THE TORONTO-DOMINION BANK

SENIOR DEBT SECURITIES

Terms Agreement

[            ], 20

TD Securities (USA) LLC

31 West 52nd Street, 18th Floor

New York, New York 10019

[Insert names/addresses of any other purchasers]

Ladies and Gentlemen:

The Toronto-Dominion Bank, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated August 1, 2014 (the “Distribution Agreement”), between the Bank on the one hand and TD Securities (USA) LLC and any other party acting as Agent thereunder on the other, to issue and sell to [each of] you the securities specified in the Schedule hereto (the “Purchased Notes”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Notes, is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Notes from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Time of Sale Information (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Time of Sale Information, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Notes that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

[Notwithstanding the foregoing, insofar as it is deemed to be incorporated in and made a part of this Terms Agreement, the Distribution Agreement shall be subject to, and to the extent necessary amended by, the Appointment Letter pursuant to which we appointed each of you (other than TD Securities (USA) LLC) to act as an Agent under the Distribution Agreement on certain terms and conditions specified in such letter. For all purposes of this Terms Agreement, references to the “Agents” shall mean the Purchasing Agents, for which TD Securities (USA) LLC is acting as representative. Each of you agrees that all determinations to be made by the Purchasing Agents under this Terms Agreement, including the determination whether or not the conditions in Section 8 of the Distribution Agreement have been satisfied and, if not, whether or not any such conditions shall be waived, shall be made solely by TD Securities (USA) LLC, on behalf of the Purchasing Agents.]

The Pricing Supplement, in the form attached as Schedule IV, is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to [each of] you, and [each of] you agree[s, severally and not jointly,] to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule I hereto, the principal amount of Purchased Notes set forth [opposite your respective name] in the Schedule V hereto. [Each of you][You] further agree that any Purchased Notes offered and sold by [each of] you to initial purchasers will be offered and sold at the price to the public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule I hereto, unless [each of] you and the Bank otherwise agree.

If the foregoing is in accordance with your understanding, please sign and return to us [                    ] counterparts hereof, and upon acceptance hereof by you [, on behalf of each of the Agents,] this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [you] [each of the Agents] and the Bank. [It is understood that your acceptance of this letter on behalf of each of the Agents is or will be pursuant to authority granted to you by such Agent.]

[Signature Page Follows]

Very truly yours,

THE TORONTO-DOMINION BANK

By:
Name:
Title:

Accepted as of the date hereof:

TD SECURITIES (USA) LLC

By:
Name:
Title:

[Insert signature boxes of any other purchasers]

ANNEX II

ADMINISTRATIVE PROCEDURES MEMORANDUM

(DATED AS OF AUGUST 1, 2014)

FOR

THE TORONTO-DOMINION BANK

SENIOR DEBT SECURITIES

The Senior Debt Securities (the “Notes”) may from time to time be offered on a continuing basis for sale by The Toronto-Dominion Bank (the “Bank”) through TD Securities (USA) LLC and each of the agents appointed in accordance with Section 12 of the Distribution Agreement to which these Administrative Procedures are an exhibit (the “Distribution Agreement”), who (each, a “Distribution Agent” and, collectively, the “Distribution Agents”) may purchase the Notes, as principal from the Bank for resale to investors and other purchasers in accordance with the Distribution Agreement. In addition, if agreed to by the Bank and the applicable Distribution Agent, such Distribution Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes. Only those provisions in these Administrative Procedures that are applicable to the particular role that a Distribution Agent will perform shall apply. Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing Supplement to the Prospectus (as defined below).

The Bank of New York Mellon (formerly known as The Bank of New York), or such other agent appointed in accordance with the Indenture, will act as trustee (the “Trustee”) for the Notes through its office in New York, New York. As used herein, the term “Prospectus” refers to the most recent prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by the Distribution Agents in connection with the offering of the Notes. As used herein, the term “Pricing Supplement” has the meaning ascribed thereto in the Distribution Agreement. As used herein, the term “Business Day” means, for any Note, a day that meets all the following applicable requirements: (i) for all Notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto; (ii) if the Note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the applicable principal financial center; (iii) if the Note is a LIBOR Note, is also a London business day; and (iv) if the Note is a EURIBOR Note or has a specified currency of euros, or is a LIBOR Note for which the index currency is euros, is also a euro business day.

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Notes or the Prospectus.

DTC REGISTERED GLOBAL NOTES

Notes may be issued in book-entry form (each beneficial interest in a global Note, a “Book-Entry Note” and collectively, the “Book-Entry Notes”) and represented by one or more fully registered master global Notes (each, a “Master Note” and collectively, the “Master Notes”) held by or on behalf of The Depository Trust Company, as depositary (“DTC”, which term includes any successor thereof), and recorded in the book-entry system maintained by DTC. Book-Entry Notes represented by a Master Note are exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.

In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the Program, and a Certificate of Deposit Agreement between the Bank and DTC (the “Certificate Agreement”), and the Bank’s obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (“SDFS”).

Settlement Procedures for Book-Entry Notes:

Except as otherwise specified in a Terms Agreement (as defined in the Distribution Agreement), the settlement procedures with regard to Book-Entry Notes purchased by each Distribution Agent as principal or sold by each Distribution Agent, as agent of the Bank, will be as follows (which will have been agreed to by the Bank and such Distribution Agent in accordance with the Distribution Agreement):

	(A)	The Distribution Agent will advise the Bank by telephone, confirmed by facsimile or e-mail (with a copy to the Trustee), of the following settlement information:

		1.	Taxpayer identification number of the purchaser, to the extent available.

		2.	Principal amount of such Book-Entry Notes.

		3.	Each term specified in the applicable Pricing Supplement.

		4.	Price to public, if any, of such Book-Entry Notes (if such Book-Entry Notes are not being offered “at the market”).

		5.	Trade Date.

		6.	Settlement Date (Original Issue Date).

	7.	Maturity Date.

	8.	Redemption provisions, if any, including: Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction.

Repayment provisions, if any, including Holder’s Optional Repayment Date(s).

	9.	Net proceeds to the Bank.

	10.	Whether such Book-Entry Notes are being sold to the Distribution Agent as principal or to an investor or other purchaser through the Distribution Agent acting as agent for the Bank.

	11.	The Distribution Agent’s commission or discount, as applicable.

	12.	Whether such Book-Entry Notes are being issued with Original Issue Discount and the terms thereof.

	13.	Default Rate.

	14.	Identification numbers of participant accounts maintained by DTC on behalf of the Distribution Agent.

	15.	Whether additional documentation will be required for Notes being sold to the Distribution Agent as principal.

	16.	Such other information specified with respect to such Book-Entry Notes (whether by Addendum or otherwise).

(B)	The Distribution Agent will assign a CUSIP number of the appropriate series of such Book-Entry Notes.

(C)	The Trustee will communicate to DTC through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:

	1.	The information set forth in Settlement Procedure A.

	2.	The identification numbers of the participant accounts maintained by DTC on behalf of the Trustee and the Distribution Agent.

	3.	Identification of the Book-Entry Note as a Fixed Rate Book-Entry Note or Floating Rate Book-Entry Note.

	4.	The initial Interest Payment Date for such series of Book-Entry Notes, the number of days by which such date succeeds the related Record Date and, if then calculable, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Bank).

	5.	The CUSIP number of such series of Book-Entry Notes.

	6.	Whether such Master Note represents any other Notes issued or to be issued in book-entry form.

The Distribution Agent will complete and deliver to the Trustee an authentication order in substantially the same form as Schedule I to Annex II hereto (the “Order”) with respect to the Master Note representing such Book-Entry Notes in a form that has been approved by the Bank and the Distribution Agent and the Bank will deliver its authentication instructions to the Trustee.

(D)	The Trustee will notate pursuant to the Bank’s instructions the Master Note with respect to such series of Book-Entry Notes as approved by the Bank and the Distribution Agent and retain and notate the applicable Pricing Supplements from which the terms of the Master Note are incorporated. Such notation will be deemed for purposes of these Administrative Procedures, the Indenture and the Master Note, to constitute the authentication of such Book-Entry Notes.

(E)	DTC will credit the Book-Entry Notes represented by such Master Note to the participant account of the Trustee maintained by DTC.

(F)	The Trustee will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Trustee’s participant account and credit such Book-Entry Notes to the participant account of the Distribution Agent maintained by DTC and (ii) to debit the settlement account of the Distribution Agent and credit the settlement account of the Trustee maintained by DTC, in an amount equal to the price of such

Book-Entry Notes less such Distribution Agent’s commission or discount. Any entry of such deliver order shall be deemed to constitute a representation and warranty by the Trustee to DTC that (i) the Master Note representing such Book-Entry Notes has been issued and authenticated and (ii) the Trustee is holding such Master Note pursuant to the Certificate Agreement.

	(G)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Distribution Agent’s participant account and credit such Book-Entry Notes to the participant accounts of the Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Distribution Agent maintained by DTC, in an amount equal to the offering price of such Book-Entry Notes.

	(H)	Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures F and G will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

	(I)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will confirm the purchase of such Book-Entry Notes to the purchaser either by transmitting to the Participant with respect to such Book-Entry Notes a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

Settlement Procedures Timetable:

For offers to purchase Book-Entry Notes accepted by the Bank, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but no later than the respective times (New York City time) set forth below:

Settlement Procedure	Time

A	5:00 p.m. on the Trade Date

B	5:00 p.m. on the Trade Date

C	5:00 p.m. on the Trade Date

D	9:00 a.m. on the Settlement Date

E	10:00 a.m. on the Settlement Date

F-G	2:00 p.m. on the Settlement Date

H	4:00 p.m. on the Settlement Date

I	5:00 p.m. on the Settlement Date

If a sale is to be settled on the same Business Day as the Trade Date, Settlement Procedures C, D, F and G shall be completed no later than 2:30 p.m. on such Business Day.

If a sale is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a sale which is to be settled more than one Business Day after the trade date, if the initial interest rate for a Floating Rate Note is not known at the time that Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date.

Settlement Procedure H is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Note is rescheduled or canceled, the Bank shall deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:	If the Trustee fails to enter an SDFS deliver order with respect to a Book-Entry Note pursuant to Settlement Procedure F, then the Trustee may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Note to the participant account of the Trustee maintained at DTC. DTC will process the withdrawal message; provided that such participant account contains a principal amount of the Master Note representing such Book-Entry Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all Book-Entry Notes of a series, the Trustee will mark such series of

Book-Entry Notes “canceled” and make appropriate entries in its records. The CUSIP number assigned to such series of Book-Entry Notes shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned.

In the case of any Book-Entry Note sold through a Distribution Agent, acting as agent, if the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the applicable Distribution Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures F and G, respectively. Thereafter, the Trustee will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Book-Entry Note that was to have been represented by a Master Note also representing other Book-Entry Notes, the Trustee will provide, in accordance with Settlement Procedure D, for the issuance of a Master Note representing such remaining Book-Entry Notes and will make appropriate entries in its records.

Preparation, Delivery and Filing of Pricing Supplements:	If any offer to purchase a Note is accepted by the Bank, the Bank will promptly prepare a Pricing Supplement reflecting the terms of such Note. The Bank shall deliver electronic copies of such Pricing Supplement to the Distribution Agent which made or presented the offer to purchase the applicable Note, as instructed by such Distribution Agent, and to the paying agent as soon as practicable following the trade, but in no event later than 3:00 p.m. (New York City time) on the Business Day following the applicable trade date. The Bank shall file the Pricing Supplement with the applicable securities regulatory authorities in Canada and the United States within two business days following the applicable trade date or such other time period as may be prescribed by law. As used in the immediately preceding sentence, “business day” shall mean any day when the applicable securities regulatory authority is open for business.

SCHEDULE I to ANNEX II

[Omitted]

ANNEX III

THE TORONTO-DOMINION BANK

Form of Appointment Letter

[DATE]

[Name and Address of Agent]

Dear [                    ]:

The Toronto-Dominion Bank, a Canadian chartered bank (the “Bank”), has previously entered into a Distribution Agreement dated as of August 1, 2014 (the “Distribution Agreement”), between the Bank and TD Securities (USA) LLC (the “Existing Agent”), with respect to the issue and sale by the Bank of its Senior Debt Securities (the “Notes”), pursuant to the Indenture, dated as of June 30, 2006 (the “Indenture”), between the Bank and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee. A copy of the Distribution Agreement, including the Administrative Procedures with respect to the issuance of the Notes (the “Procedures”), is attached hereto.

Subject to and in accordance with the terms of the Distribution Agreement and the Procedures, the Bank hereby appoints you as an Agent under the Distribution Agreement [in connection with the purchase of the Notes described in the accompanying Pricing Supplement No.     , dated                     , but only for this one reverse inquiry transaction]. Your appointment is made subject to the terms and conditions applicable to Agents under the Distribution Agreement [and terminates upon payment for the Notes or other termination of this transaction].

Subject to the provisions hereof, this Agreement incorporates by reference all of the terms and provisions of the Distribution Agreement, including all schedules and exhibits thereto.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement, except that the terms “Agent,” “Agents” and “you,” as used in the Distribution Agreement, shall be deemed to refer, where applicable and for purposes of this Agreement, to the Existing Agent and you.

You and we each agree to perform our respective duties and obligations specifically provided to be performed by each of us in accordance with the terms and provisions of the Distribution Agreement and the Procedures.

III-1

If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below. This action will confirm your appointment and your acceptance and agreement to act as Agent in connection with the issue and sale of the Securities under the terms and conditions of the Distribution Agreement.

Very truly yours,

The Toronto-Dominion Bank

By:
Name:
Title:

By:
Name:
Title:

CONFIRMED AND ACCEPTED: as of the date first above written

[Agent]

By:
Name:
Title:

III-2

ANNEX IV

[Omitted]

IV-1

ANNEX V

[Omitted]